FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

DMUG: Distributors & Manufacturers’ User Group Joins in Support for PeopleSoft
June 18, 2003

Press Release	Source: The Distributors and Manufacturers’ User Group

Distributors & Manufacturers’ User Group Joins in Support for PeopleSoft

Wednesday June 18, 6:03 am ET

CHICAGO—(BUSINESS WIRE)—June 18, 2003—The Distributors and Manufacturers’ User Group (DMUG), an independent organization of manufacturing companies, joins other industry user groups like the Higher Education User Group in support of PeopleSoft’s (Nasdaq:PSFT — News) Board of Directors decision to reject Oracle’s hostile takeover bid. The DMUG also declares its support for the J.D. Edwards acquisition.

“The DMUG board believes that customers shouldn’t be misled by Oracle’s promises. Oracle must have very little respect for PeopleSoft’s customers to believe that any manufacturing organization running mission-critical applications could ‘gracefully’ switch from one vendor’s application suite to another at minimal cost. Oracle’s declared strategy would cost manufacturing customers millions of dollars and disrupt their operations,” said Bob Cerny, president of the DMUG. “Oracle needs to remember that many of these companies spent months comparing Oracle to PeopleSoft in their original software evaluations, and selected PeopleSoft for its superior technology, applications and customer-service culture. A migration path to Oracle is unwelcome and could create significant opportunity costs and hinder the competitiveness of these companies.”

The DMUG board also applauds PeopleSoft for its integrity and careful concern for customer impact when it decided to acquire J.D. Edwards. The DMUG sees PeopleSoft’s intent to acquire J.D. Edwards as a sign of continued support and investment to meet the needs of manufacturing companies.

The DMUG consists of more than 300 companies and has more than 650 members worldwide.

For more information, please contact Bob Cerny at 630/572-3189.

Additional Information

PeopleSoft intends to commence an exchange offer and to file a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials to be filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This article may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.